RUBICON MINERALS CORPORPORATION
(the “Company”)

FURTHER DETAILS REGARDING THE REPORT OF VOTING RESULTS

This report is filed pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations and provides further details relating to the results of voting at the Annual and Special General Meeting of Shareholders of the Company held on Wednesday, June 29, 2011 (the “AGS Meeting”).

Resolution Number	Description of Matter	Outcome of Vote
1.
Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed De Visser Gray LLP., Chartered Accountants, as auditors of the Company for the ensuing year and authorized the directors to fix their remuneration.

Resolution approved

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Company, the voting results for the Appointment of Auditors would have been as follows:

Votes For	%Votes For	Votes Withheld	% Votes Withheld
132,252,575	98.39	2,159,839	1.61

Resolution Number	Description of Matter	Outcome of Vote
2.	Number of Directors On a show of hands, the Chairman declared that the shareholders determine the number of directors at five.	Resolution approved

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Company, the voting results for the Number of Directors would have been as follows:

Votes For	%Votes For	Votes Against	% Votes Against
131,512,958	97.84	2,899,458	2.16

Resolution Number	Description of Matter	Outcome of Vote
3.
Election of Directors

The following five nominees set forth in the Company’s Management Proxy Circular (the “Circular”) dated
May 25, 2011 were elected as directors of the Company
for the ensuing year by a majority vote.

Christopher J. Bradbrook
Bruce A. Thomas, QC.
David R. Reid
Julian Kemp
David W. Adamson

All nominees proposedby Management wereelected for the ensuingyear.

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Company, the voting results for the Election of Directors would have been as follows:

Nominee	Votes For	%Votes For	Withheld Votes	% Votes Withheld
Christopher J. Bradbrook	95,097,276	98.16%	1,778,093	1.84%
Bruce A. Thomas, QC.	94,964,806	98.03%	1,910,563	1.97%
David R. Reid	65,240,562	67.34%	31,634,807	32.66%
Julian Kemp	94,685,708	97.74%	2,189,661	2.26%
David W. Adamson	89,078,723	91.95%	7,796,646	8.05%

Resolution Number	Description of Matter	Outcome of Vote
4.
Ratification of Stock Options Granted To Directors, Officers and Employees of the Company During 2010 And 2011

Ordinary resolution as set out on page 18 of the Circular to ratify the stock options granted to directors, officers and employees of the Company during 2010 and 2011.

Resolution approved

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Company, the voting results for the Ratification of Stock Options Granted To Directors, Officers and Employees of the Company During 2010 And 2011, would have been as follows:

Votes For	%Votes For	Votes Against	% Votes Against
86,966,306	89.76%	9,919,063	10.24%

Resolution Number	Description of Matter	Outcome of Vote
5.
Approval of an Amended Stock Option Plan for the Company and Approval of Unallocated Entitlements Under the Company’s Stock Option Plan for the ensuing three (3) years

Ordinary resolution as set out on page 20 of the Circular to approve an amended stock option plan for the Company and to approve unallocated entitlements under the Company’s stock option plan for the ensuing three years.

Resolution approved

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Company, the voting results for the Approval of an Amended Stock Option Plan for the Company and Approval of Unallocated Entitlements Under the Company’s Stock Option Plan for the ensuing three (3) years, would have been as follows:

Votes For	%Votes For	Votes Against	% Votes Against
86,466,635	89.25%	10,418,734	10.75%

Resolution Number	Description of Matter	Outcome of Vote
6.	Approval of the Shareholder Rights Plan Ordinary resolution as set out on page 25 of the Circular to approve the Shareholder Rights Plan.	Resolution approved

If a ballot vote had been taken, based upon proxy votes by Shareholders received by the Company, the voting results for the Approval of the Shareholder Rights Plan, would have been as follows:

Votes For	%Votes For	Votes Against	% Votes Against
93,730,446	96.74%	3,154,923	3.26%

DATED this 1st day of June, 2012

RUBICON MINERALS CORPORATION
Per:

“Glenn Kumoi”

Glenn Kumoi
Vice President General Counsel & Corporate Secretary